SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)*

Scores Holding Company, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

80917W202

(CUSIP Number)

Michael Rosen, Esq.

c/o Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 80917W202	13D	Page 2 of 7

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Mitchell’s East LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,900,230 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,900,230 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,900,230 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%
14		TYPE OF REPORTING PERSON* OO

CUSIP No. 80917W202	13D	Page 3 of 7

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Robert M. Gans
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,900,230 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,900,230 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,900,230 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 80917W202	13D	Page 4 of 7

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Scores Holding Company, Inc., a Utah corporation (the “Issuer”). The principal executive office of the Issuer is 533-535 West 27th Street, New York, NY 10001.

Item 2. Identity and Background.

(a)       This Schedule 13D is being filed jointly by Mitchell’s East LLC, a New York limited liability company (“Mitchell’s”), and Robert M. Gans, an individual (“Gans”). Each of Mitchell’s and Gans are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The principal place of business of Mitchell’s is 617 Eleventh Avenue, New York, New York, 10036. The principal business address of Gans is 617 Eleventh Avenue, New York, New York, 10036.

(c)       The principal business of Mitchell’s is the ownership of the shares of the Issuer. Gans is principally employed as the President of Metropolitan Lumber, Hardware & Building Supplies, Inc. (“Metropolitan Lumber”), a business that operates a chain of stores in the New York metro area which sell lumber and other building supplies. The principal office of Metropolitan Lumber is 617 Eleventh Avenue, New York, New York, 10036. In addition to his employment with Metropolitan Lumber, Gans is an investor in and actively manages entities that own, among other things, real estate, a restaurant and a nightclub with adult entertainment.

(d)       The Reporting Persons have not, during the past five years, been convicted in any criminal proceeding (excluding, in the case of Gans, traffic violations or similar misdemeanors).

(e)       The Reporting Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Persons became or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mitchell’s is organized in New York. Gans is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Working capital of Mitchell’s was utilized to purchase the 88,900,230 shares of Common Stock listed on the cover page and the other interests in the Issuer reported in Item 5. The total amount of the funds used to purchase all such shares and interests was $400,000.

CUSIP No. 80917W202	13D	Page 5 of 7

Item 4. Purpose of Transaction.

In connection with the acquisition by an entity wholly-owned by Gans of two-thirds of the shares of stock, and an option to acquire the remaining shares of stock, of a corporation owned by Richard Goldring (“Goldring”), Elliot Osher (“E. Osher”) and Harvey Osher (“H. Osher”) in the entity that owns the real property and improvements thereupon located at 536 West 28th Street, New York, New York, Mitchell’s, an entity wholly-owned by Gans, acquired (i) an aggregate of 88,900,230 shares of Common Stock from Goldring and E. Osher, and (ii) certain other interests pursuant to the Stock Purchase Agreement described in Item 5 below. Prior to the closing of the transactions contemplated by such stock purchase agreement, another entity wholly-owned by Gans entered into a license agreement with the Issuer for the use of the Issuer’s trademarks.

At the present time, the Reporting Persons intend to review the operations of the Issuer to determine whether to take any future actions with respect to the Issuer, but have no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 of Schedule 13D, except for (1) the acquisition of the shares of Common Stock underlying the Decedent Shares (as defined in Item 5 below) and the Expectancy Shares (also as defined in Item 5 below) and (2) possible further purchases of shares of Common Stock. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

(a)(b)   Pursuant to a privately negotiated Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of January 27, 2009, by and among Goldring, E. Osher (together with Goldring, the “Share Sellers”), H. Osher (together, with the Share Sellers, the “Sellers”) and Mitchell’s, Mitchell’s, among other things, acquired (i) 88,900,230 shares of Common Stock from the Share Sellers (the “Owned Shares”), (ii) any rights that H. Osher may have in 13,886,059 shares of Common Stock (the “Decedent Shares”) currently held in the name of William Osher, deceased, and (iii) any rights that the Sellers may have in an additional 2,400,001 Shares (the “Expectancy Shares”), for an aggregate purchase price of $400,000. Based upon 165,186,124 shares of Common Stock outstanding as of November 5, 2008, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2008, the Reporting Persons beneficially own approximately 53.8% of the outstanding shares of Common Stock. Gans, as the sole member (and managing member) of Mitchell’s, has the power to vote and dispose of securities held by Mitchell’s.

Under the terms of the Stock Purchase Agreement, H. Osher is to deliver to the Buyer any of the Decedent Shares for which he may receive title, and any Seller is to deliver to Mitchell’s any shares of Common Stock underlying the Expectancy Shares that any such Seller may receive. If all of the Decedent Shares and Expectancy Shares were transferred to Mitchell’s, then the Reporting Persons would beneficially own, together with the Owned Shares, 102,786,289 shares of Common Stock, representing approximately 63.6% of the outstanding shares of Common Stock.

The Reporting Persons have sole power to vote and dispose of the Owned Shares and would have, if Mitchell’s received good and valid title to any of the shares of Common Stock

CUSIP No. 80917W202	13D	Page 6 of 7

underlying the Decedent Shares or Expectancy Shares, the sole power to vote and dispose of any such additional shares of Common Stock.

Additionally, pursuant to the Stock Purchase Agreement, each of the Sellers granted to Mitchell’s an irrevocable proxy enabling Mitchell’s to act as such Seller’s proxy with respect to any shares of Common Stock underlying the Decedent Shares and Expectancy Shares, as applicable.

(c)       Except for the acquisition of the shares of Common Stock and interests pursuant to the Stock Purchase Agreement described in (a) and (b) of this Item 5, the Reporting Persons have not engaged in any other transactions in the Common Stock during the past sixty days.

(d)       No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Owned Shares acquired by Mitchell’s. Additionally, pursuant to the Stock Purchase Agreement, (i) Harvey Osher is obligated to deliver to Mitchell’s any dividends that he may receive on the Decedent Shares and (ii) each of the Sellers is obligated to deliver to Mitchell’s any dividends that they may receive on the shares of Common Stock underlying the Expectancy Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the transactions contemplated by the Stock Purchase Agreement as set forth in Item 5 of this Schedule 13D are incorporated herein by reference.

In addition to the Stock Purchase Agreement, and pursuant thereto, each Seller executed an Irrevocable Proxy (the Irrevocable Proxy granted by each Seller to Mitchell’s are collectively referred to as the “Irrevocable Proxies”) enabling Mitchell’s to act as his proxy with respect to any shares of Common Stock underlying the Decedent Shares or Expectancy Shares, as applicable.

The Stock Purchase Agreement and the Irrevocable Proxies are attached hereto as Exhibits 99.2 through 99.5. The descriptions of the Stock Purchase Agreement and the Irrevocable Proxies in this Item 6 are qualified in their entirety by reference to such documents, which are incorporated by reference in this Item 6 in each such document’s entirety where such descriptions appear.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement

Exhibit 99.2 – Stock Purchase Agreement

Exhibit 99.3 – Irrevocable Proxy granted to Mitchell’s by Richard Goldring

Exhibit 99.4 – Irrevocable Proxy granted to Mitchell’s by Elliot Osher

Exhibit 99.5 – Irrevocable Proxy granted to Mitchell’s by Harvey Osher

CUSIP No. 80917W202	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 6, 2009

MITCHELL’S EAST LLC By: /s/ Robert M. Gans
Name: Robert M. Gans Title: Managing Member
/s/ Robert M. Gans
Robert M. Gans